U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transaction period from _______ to ________.

Commission file number: 0-22353

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

FLAGSTAR BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLAGSTAR BANCORP, INC.
5151 Corporate Drive
Troy, Michigan 48098-2639

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN

FLAGSTAR BANCORP, INC.

November 21, 2003

By: ______________________

Mary Kay McGuire
Secretary of Flagstar Bancorp, Inc., Plan Administrator

Financial Statements and Report of Independent Certified Public Accountants

Flagstar Bank 401(k) Plan

December 31, 2001 and 2000

Contents

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Flagstar Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Southfield, Michigan
September 23, 2003

27777 Franklin Road
Suite 800
Southfield, MI 48034
T 248.262.1950
F 248.350.3581
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Flagstar Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,

	2001	2000
Assets		
Investments – at fair value		
Flagstar Bancorp, Inc. common stock	$ 4,709,252	$ 5,477,850
Mutual funds	16,133,075	13,929,155
Money market funds	3,390,340	1,757,516
Participant loans	997,136	858,328
Total investments	25,229,803	22,022,849
Receivables:		
Employer contributions	676	4,558
Participant contributions	1,184	-
Flagstar Bancorp Inc. common stock purchased, not delivered	-	464,443
Other	593	-
Total receivables	2,453	469,001
Total assets	25,232,256	22,491,850
Liabilities		
Refundable contributions	22,424	-
Flagstar Bancorp, Inc. common stock sold, not yet settled	-	311,348
Total liabilities	22,424	311,348
Net assets available for benefits	$25,209,832	$22,180,502

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31,

	2001	2000	1999
Additions to net assets attributed to:			
Investment income:			
Net appreciation (depreciation) in fair value of investments	$ (924,888)	$ 1,521,167	$ 726,696
Interest and dividends	264,717	195,157	68,414
Total investment income	(660,171)	1,716,324	795,110
Contributions:			
Participant	3,132,816	2,152,250	2,063,343
Employer	1,511,765	1,098,646	1,020,223
Rollovers	239,159	274,659	94,107
Total contributions	4,883,740	3,525,555	3,177,673
Other	347	-	-
Total additions	4,223,916	5,241,879	3,972,783
Deductions from net assets attributed to:			
Participant benefits paid	(1,187,938)	(745,256)	(1,114,365)
Administrative fees	(6,648)	(4,456)	-
Total deductions	(1,194,586)	(749,712)	(1,114,365)
Net increase	3,029,330	4,492,167	2,858,418
Net assets available for benefits:			
Beginning of year	22,180,502	17,688,335	14,829,917
End of year	$25,209,832	$22,180,502	$17,688,335

The accompanying notes are an integral part of these statements.

Note A - Description of the Plan

The following description of the Flagstar Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Flagstar Bancorp, Inc. (the "Company") who have met the eligibility service requirement and have attained the age of 21. The Plan provides for discretionary Company contributions which are allocated to a participant's individual account based upon a formula specified in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Eligible employees may contribute up to 6% in 2001 and 2000 ($10,500 in 2001 and 2000, respectively) per annum, of their eligible compensation to the Plan. The Company matches employee contributions up to 3% per annum of the employee's compensation and may make discretionary contributions to the Plan. No discretionary contributions were made.

Vesting

Participants are immediately vested for their voluntary contributions. Vesting in the Company contributions and related earnings is based on years of service in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 3 years	0%
Three Years	20%
Four Years	40%
Five Years	60%
Six Years	80%
Seven Years	100%

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company contribution made on the employee's behalf and an allocation of plan earnings based on the employee's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

All contributions are invested in accordance with the participant's directive.

Participant Loans

Participant loans are permitted by the Plan. Participants may borrow up to the lesser of $50,000 or 50 percent of the participant's vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans must be repaid in level payments through after-tax payroll deductions over a five-year period or up to 10 years for the purchase of a primary residence. The loans are collateralized by up to 50% of a participant's account balance. Loans bear interest at a reasonable rate based on current prevailing rates, as determined by the Plan administrator, and range from 6.0% to 10.5%.

Note A - Description of the Plan (Continued)

Payment of Benefits

Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or his or her beneficiaries are entitled to receive a distribution based on the vested amount of his or her account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan's administrative committee. Benefits are recorded when paid.

Forfeitures

If a participant terminates employment, any non-vested portion of the participant's account is forfeited. Forfeitures are applied to reduce the contributions of the Company. Forfeited nonvested accounts totaled $66,000 at December 31, 2001 and $79,000 at December 31, 2000.

Note B – Summary of Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and additions and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value based upon the current quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Note C – Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

December 31, 2001	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	233,942.00	$4,709,252
Fidelity Retirement Government Money Market	3,055,594.48	3,055,594
Mutual Funds		
Fidelity Dividend Growth Fund	132,379.24	3,750,304
Fidelity Growth Company Fund	68,034.20	3,620,780
Fidelity Mid-Cap Stock Fund	119,177.56	2,689,838
Spartan U.S. Equity Index Fund	68,233.61	2,773,014

December 31, 2000	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	219,114.00	$5,477,850
Fidelity Retirement Government Money Market	1,757,516.42	1,757,516
Mutual Funds		
Fidelity Dividend Growth Fund	113,582.16	3,402,922
Fidelity Growth Company Fund	49,796.32	3,556,951
Fidelity Mid-Cap Stock Fund	72,179.91	1,881,008
Spartan U.S. Equity Index Fund	59,094.90	2,766,232
Fidelity Diversified International Fund	42,901.75	941,264

The Plan's investments (including dividends, interest, gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2001	2000	1999
Common stock	**$1,160,953**	$1,269,642	$(1,279,496)
Mutual funds	**(1,923,198)**	367,796	2,004,887
Money Market	**102,074**	39,204	-
Collective trust	-	39,682	69,719
	$ (660,171)	$1,716,324	$ 795,110

Note D - Parties In Interest

Substantially all administrative fees of the Plan are paid by the Company. Loan processing fees are charged to the participants. In addition, the Plan trades in the common stock of the Company.

Note E - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to provisions of ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to all participants to the extent of the value of each participant's account after adjustment for liquidation expenses which were not paid by the Company.

Note F – Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 17, 1997, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended effective May 3, 1999, subsequent to the determination letter date. This amendment provided a loan provision and additional investment options to participants. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note G – Reconciliation of Form 5500 to the Financial Statements

The following is a reconciliation of net assets and the statement of changes available for benefits per the financial statements to the Form 5500.

	2001	2000
Net assets per financial statements	$25,209,832	$22,180,502
Refundable contributions	22,424	-
Other	-	347
Net assets per Form 5500	$25,232,256	$22,180,849
Contributions per financial statements	$ 4,833,740	$ 3,525,555
Refundable contributions	22,424	-
Other	-	347
Contributions per Form 5500	$ 4,906,164	$ 3,525,902
Other assets per financial statements	$ 347	-
Other	(347)	-
Other assets per Form 5500	$ -	$ -

Supplemental Information

Flagstar Bank 401(k) Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Description	Cost (a)	Current Value
Flagstar Bancorp, Inc. Common Stock*		$ 4,709,252
Fidelity Retirement Government Money Market		3,055,594
FMTC Institutional Cash Portfolio		334,746
Mutual Funds		
Fidelity Equity – Income Fund		256
Fidelity Diversified International Fund		1,062,058
Fidelity Dividend Growth Fund		3,750,304
Fidelity Freedom 2000 Fund		110,704
Fidelity Freedom 2010 Fund		103,637
Fidelity Freedom 2020 Fund		179,883
Fidelity Freedom 2030 Fund		69,772
Fidelity Freedom 2040 Fund		2,686
Fidelity Freedom Income Fund		24,582
Fidelity Growth Company Fund		3,620,780
Fidelity Independence Fund		840,596
Fidelity Low-Priced Stock Fund		256
Fidelity Mid-Cap Stock Fund		2,689,838
Fidelity Small Capital Retirement Fund		120
Fidelity U.S. Bond Index Fund		904,589
Spartan U.S. Equity Index Fund		2,773,014
Participant loans (interest rates range from 6.0% to 10.5%)*		997,136
		$25,229,803

*Represents a party-in-interest.

(a) Cost information omitted for investments that are fully participant directed.

EXHIBIT 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated September 23, 2003, accompanying the financial statements and schedules included in the Annual Report of Flagstar Bank 401(k) Plan on Form 11-K for the year ended December 31, 2001. We hereby consent to the incorporation by reference of said report in the Registration Statement of Flagstar Bancorp, Inc. on Form S-8, effective April 30, 1997.

Grant Thornton LLP

November 19, 2003